Exhibit 99.1

Marathon Partners Equity Management, LLC
One Grand Central Place
60 East 42nd Street, Suite 2306
New York, New York 10165

May 18, 2015

Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, CA 94065
Attn:	Philip A. Marineau
Chairman of the Board of Directors

cc:           Board of Directors

Dear Phil,

Marathon Partners Equity Management, LLC, together with its affiliates (“Marathon Partners”), currently owns approximately 5.4% of the outstanding shares of common stock of Shutterfly, Inc. (“Shutterfly” or the “Company”), making us one of the Company’s largest shareholders.  We are writing to you and the other members of the Shutterfly Board of Directors (the “Board”) to express our severe concerns  regarding (i) the recently revealed details regarding Shutterfly CEO Jeffrey Housenbold’s 2015 compensation plan (the “2015 Plan”) disclosed by the Company in an exhibit to its Form 10-Q (the “10-Q Exhibit”) filed with the Securities and Exchange Commission on May 7, 2015 and (ii) the continued failure of the Compensation Committee of the Board (the “Compensation Committee”), led by Chair Nancy Schoendorf, which includes 2015 director nominee Stephen Killeen, to properly align executive compensation with the best interests of shareholders.  In light of the newly disclosed information, we believe Ms. Schoendorf should step down from the Compensation Committee immediately and give serious consideration to resigning from the Board.

2015 Compensation Plan

The Board appears to be making a lot of noise around its so-called “meaningful changes” to the 2016 compensation plan, including the adoption of what we find to be a woefully inadequate free cash flow metric and targeted growth rate, in order, we believe, to mislead shareholders and distract attention away from the troubling 2015 compensation information that was just revealed in the 10-Q Exhibit.  Notably, the 10-Q Exhibit included significant details about Mr. Housenbold’s potentially enlarged 2015 compensation that were not included in the Company’s 2015 proxy statement and were therefore not otherwise available to shareholders until the Form 10-Q filing on May 7th.

We believe the 2015 CEO compensation numbers revealed in the 10-Q Exhibit are truly excessive, and are particularly disappointing when considering the 2015 Plan for Mr. Housenbold was set after many shareholders had already expressed significant concern about executive compensation and after the surprise out-of-cycle restricted stock unit (“RSU”) grant to Mr. Housenbold in November 2014.  Further, we question how the Board could rationally approve even larger awards to Mr. Housenbold based on the attainment of metrics that will not be terribly difficult to achieve, in our opinion.  Perhaps even more shocking than the pedestrian hurdles set is the revelation that Shutterfly may have to pay Mr. Housenbold a total of nearly $28 million under the 2015 Plan, which we find egregious by any measure.

We note that Shutterfly’s original 2015 guidance disclosed to shareholders was as follows:

•	Net Revenues from $1,040 million to $1,060 million; and

•	Adjusted EBITDA from $182 million to $192 million, or $192 million to $204 million when excluding restructuring charges.

As disclosed in the 10-Q Exhibit, the 2015 trigger EBITDA goal for Mr. Housenbold’s 198,000 performance-based restricted stock units (“PBRSUs”) is $181 million. After the first quarter results, the Company raised its EBITDA guidance range from $182 million to $192 million to $185 million to $192.9 million.  The trigger goal of $181 million of EBITDA for 2015 does not appear terribly difficult to achieve as it is $1 million below the low end of the range Shutterfly guided to earlier this year and represents an increase of less than 9% from the Company’s 2014 results.

Once this level of EBITDA is attained, the percentage funding for the PBRSUs is then based on the total revenue levels Shutterfly achieves for 2015:

•	$1,015 billion of revenue funds 50% of the PBRSUs earned;

•	$1,029 billion of revenue funds 100% of the PBRSUs earned; and

•	$1,100 billion of revenue funds 175% of the PBRSUs earned.

Further, 100% funding is available to Mr. Housenbold if revenues come in $11 million below the low end of the range that Shutterfly originally guided to.  In addition, $1.1 billion in revenues in 2015, or just 3.8% above the high end of Shutterfly’s revenue guidance range, will fund Mr. Housenbold at an incredible 175% of the target for PBRSUs. That means Mr. Housenbold could walk away with an additional 148,500 PBRSUs before the shareholder return modifier further adjusts the number of shares granted.

Another aspect of the plan that we find deeply troubling is the baseline price used to calculate the relative shareholder return modifier, which was set to the average share price over the first 30 trading days of the year. Notably, in 2014 that price was $46.24, whereas in 2015 it is $43.63.  We question how the Board seemingly gave no consideration to the fact that the share price is lower a full year later.  We are concerned that the Board appears willing to modify compensation upwards based on shareholder returns, but doesn’t seem to consider that shareholders spent a full year waiting with absolutely no return.

We are at a loss as to how the Board and Compensation Committee could approve such a plan that appears so blatantly contrary to the best interests of Shutterfly shareholders.  Even setting aside the fact that the Board has once again chosen to use what we believe to be less meaningful revenue and EBITDA metrics to incentivize Mr. Housenbold for 2015, the trigger amounts and funding goal levels are absurdly low, in our view.  We therefore believe it is very likely that Shutterfly will hit the trigger EBITDA amount of $181 million, after which Mr. Housenbold will be incentivized to generate as much revenue as possible to maximize the PBRSUs he is entitled to earn under the 2015 Plan.

We believe a plan with a low EBITDA trigger that is then based on total revenues generated may incentivize the wrong kind of behavior from Mr. Housenbold, or any CEO for that matter.  For example, Shutterfly’s enterprise business is expected to generate a tremendous amount of revenue in 2015 with limited contribution to profits. We believe the enterprise business could be used to generate additional revenues regardless of profits so that total revenues purposefully exceed $1.1 billion in 2015, thereby allowing Mr. Housenbold’s compensation to significantly increase without any appreciable benefit to Shutterfly shareholders.

How could the Board approve such a plan that appears contrary to the interests of the shareholders it is supposed to represent, especially considering the negative feedback provided by many shareholders to date?  How could the Board claim in its 2014 and 2015 proxy statements that it was taking a set of actions to significantly reduce the overall target compensation of Mr. Housenbold, only to then approve a plan that may allow the highest payout ever for its CEO in 2015?  Has Mr. Housenbold threatened his departure from Shutterfly, as he has to us, to extract unreasonably excessive compensation packages from the Board?

While Mr. Housenbold’s contributions to the Company have been very significant over the years, propelling Shutterfly to market leadership, he has been handsomely rewarded for doing so as evidenced by the $100 million of gross proceeds he has generated by selling his Shutterfly shares.  Further, we are extremely concerned about the last four years in which Mr. Housenbold’s compensation has dramatically increased, far outpacing peers, as the Company’s shareholder value has stagnated.

Compensation Committee

Ms. Schoendorf has been a member of the Compensation Committee since Shutterfly’s IPO.  We are troubled by the fact that Ms. Schoendorf was appointed to a leadership position as Chair of the Compensation Committee in 2009 after her venture capital firm, Mohr Davidow Ventures (“Mohr Davidow”), had completely exited its position in Shutterfly by 2008 leaving her with only a small, largely Board-granted stake in Shutterfly.   We seriously question whether she has maintained the same alignment of interests with shareholders following Mohr Davidow’s exit.

In fact, the three members of the Compensation Committee who are making these critical decisions on behalf of shareholders beneficially own in the aggregate only 94,460 shares of Shutterfly, or just 0.25% of the outstanding shares, despite having served on the Board, collectively, for twenty-one years.  Mr. Killeen, a 2015 director nominee, has sold more than 30,000 Shutterfly shares since May 2013 without so much as buying a single share in the open market during such time.  We question whether the Compensation Committee is appropriately situated to effectively negotiate with Mr. Housenbold and set proper executive compensation, as evidenced by the dramatic increase in Mr. Housenbold’s compensation over the past four years during which the Company's share price has stagnated.  As discussed above, Mr. Housenbold’s compensation is significantly higher than his peers and is driven by what we believe to be softer metrics, such as revenue and EBITDA, and modest hurdles.

We question the suitability for a venture capital holdover director to maintain a leadership position on the very Compensation Committee that has clearly been out of touch with the Company’s shareholders.  In fact, in the 2014 proxy statement, the Company stated that it “recognized the need to better understand their concerns and incorporate their feedback into our executive compensation planning and design going forward” after only a slight majority of the votes were cast in favor of the “Say-on-Pay” proposal at the 2013 Annual Meeting.  Despite shareholder outreach between the 2013 Annual Meeting and 2014 Annual Meeting, the “Say-on-Pay” proposal garnered even less support at the 2014 Annual Meeting, with just 50.1% of the votes cast in its favor. Even the Board appears to understand the deep concerns with its compensation practices, stating in the 2015 proxy statement that “our Board of Directors and the Compensation Committee are aware of the dialog around our executive compensation program and the pay opportunities that have been extended to our senior leadership, which have raised the concerns that they have sought to address.”

Given what has transpired with the 2015 Plan, it appears quite clear to us that the Compensation Committee cannot effectively negotiate a reasonable compensation plan for Mr. Housenbold on behalf of shareholders.  As a result, we believe Ms. Schoendorf should step down as Chair of the Compensation Committee and consider resigning from the Board altogether.

Conclusion

To summarize, the 2015 Plan revealed in the 10-Q Exhibit last week fails to address the underlying issues and concerns with Shutterfly’s executive compensation that have been raised by shareholders time and again over the past three years.  We believe it clearly demonstrates how far out of touch the Board is with its shareholders and that Shutterfly desperately needs new directors who will bring a fresh perspective to these compensation issues and work to ensure that Shutterfly’s compensation packages are designed to align the interests of management with the best interests of shareholders.  Without such Board change, we fear that shareholder wealth may continue to stagnate as Mr. Housenbold continues to line his pockets for only achieving what we believe to be modest hurdles and targets set by the Compensation Committee.

As one of the largest shareholders of Shutterfly, we are extremely frustrated with the current performance, compensation practices, governance and direction of the Company.  We have made significant efforts to communicate constructively with management and the Board but have been unable to reach an agreement that we believe is in the best interests of Shutterfly shareholders.  For the past two years, we believe the Compensation Committee has manipulated the compensation plan and metrics to offer the illusion of change while allowing Mr. Housenbold to continue to unduly influence its decisions around his compensation.  This is unacceptable and must end now.  It is time for real change at Shutterfly, starting with the resignation of Ms. Schoendorf as the Chair of the Compensation Committee (and potentially the Board), followed by the addition of three new Board members at the upcoming Annual Meeting.

Thank you,

/s/ Mario Cibelli

Mario Cibelli
Managing Member
Marathon Partners Equity Management, LLC